SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Period: April 12, 2005

WMC RESOURCES LTD

ACN 004 184 598

Level 16, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Target’s Statement by WMC Resources Ltd

ABN 76 004 184 598

Your Directors unanimously recommend that you

ACCEPT BHP BILLITON’S OFFER

In the absence of a superior proposal

This is an important document and requires your immediate attention

If you have any questions, please call the WMC Shareholder Information Line on 1800 067 505 (within Australia) or +61 3 9415 4198 (outside Australia)

If you are in doubt as to how to act, you should consult your financial or legal adviser immediately

Financial Advisers

UBS Investment Bank

Citigroup

Legal Adviser

Allens Arthur Robinson

Key Dates

Date of this Target’s Statement	29 March 2005

Date of BHP Billiton’s Offer	29 March 2005

Scheduled close of the Offer Period (unless extended)        7.30pm (Melbourne time) on 6 May 2005

Important Information

This Target’s Statement is given by WMC Resources Ltd (ABN 76 004 184 598) to BHP Billiton Lonsdale Investments Pty Ltd (ABN 75 004 346 972), a wholly-owned subsidiary of BHP Billiton Limited, under Part 6.5 of the Corporations Act in response to the Bidder’s Statement dated 21 March 2005 given to WMC by BHP Billiton Lonsdale.

You should read this Target’s Statement in its entirety.

This Target’s Statement is dated 29 March 2005. A copy of this Target’s Statement was lodged with ASIC on 29 March 2005. Neither ASIC nor any of its officers takes any responsibility for the contents of this Target’s Statement.

A number of defined terms are used in this Target’s Statement. These terms are explained in section 5 along with certain rules of interpretation which apply to this Target’s Statement.

No Account of Personal Circumstances

This Target’s Statement does not take into account the investment objectives, financial situation or particular needs of individual WMC Shareholders. WMC encourages you to seek independent financial and taxation advice before making a decision whether or not to accept BHP Billiton’s Offer.

Forward Looking Statements

This Target’s Statement contains forward looking statements. All statements other than statements of historical fact are forward looking statements. Such statements are subject to inherent risks and uncertainties in that they may be affected by a variety of known and unknown risks, variables and other factors, many of which are beyond the control of WMC. Actual events or results may differ materially from the events or results expressed or implied in any forward looking statement.

None of WMC, its officers or any person named in this Target’s Statement with their consent or any person involved in preparation of this Target’s Statement makes any representation or warranty (express or implied) as to the accuracy or likelihood of fulfillment of any forward looking statement, or any events or results expressed or implied in any forward looking statement, except to the extent required by law. You are cautioned not to place undue reliance on any such statement.

The forward looking statements in this Target’s Statement reflect views held only as at the date of this Target’s Statement.

WMC Shareholder Information Line

WMC Shareholders should call the WMC Shareholder Information Line if they have any queries in relation to BHP Billiton’s Offer. The telephone numbers for the WMC Shareholder Information Line are 1800 067 505 (toll-free within Australia) or +61 3 9415 4198 (from outside Australia).

Please note that, as required by the Corporations Act, calls to these numbers will be recorded.

Further information relating to BHP Billiton’s Offer can be obtained from WMC’s website (www.wmc.com).

Chairman’s Letter

29 March 2005

Dear Shareholder,

Recently BHP Billiton announced a proposal to acquire WMC for $7.85 cash per WMC Share via a conditional takeover Offer for all WMC Shares.

Your Board has unanimously decided to recommend that you ACCEPT BHP Billiton’s Offer in the absence of a superior proposal. In addition, each of your Directors intends to accept BHP Billiton’s Offer for their personal holdings of WMC Shares in the absence of a superior proposal.

Your Board has formed the view that BHP Billiton’s Offer represents a fair value for your WMC Shares. In reaching this decision your Board has considered the following matters.

•	BHP Billiton’s Offer Price of $7.85 per WMC Share is at the upper end of the Independent Expert’s valuation range of $6.97 to $8.04 per WMC Share (adjusted for the final 2004 dividend of $0.20 per WMC Share paid on 11 March 2005). Your Directors consider that the upper end of the Independent Expert’s valuation range is a useful guide to the value of WMC Shares in the context of BHP Billiton’s Offer.

•	BHP’s Billiton Offer Price is $0.85 per Share or 12.1% above Xstrata’s final offer price of $7.00 per WMC Share (adjusted for the final 2004 dividend of $0.20 per WMC Share paid on 11 March 2005). Xstrata’s Offer has now closed.

•	BHP Billiton’s Offer came during an extensive process undertaken by WMC of exploring all options to generate proposals of greater value than Xstrata’s Offer. At this time, no proposal superior to BHP Billiton’s Offer has been announced and your Directors have no knowledge currently of the existence of such a proposal.

BHP Billiton’s Offer is scheduled to close at 7.30pm (Melbourne time) on 6 May 2005 (unless extended).

Although BHP Billiton’s Offer is subject to a number of conditions, your Board believes that in the absence of a superior proposal the Offer should be able to become unconditional in a timely manner, with the qualification that satisfaction of the Offer’s minimum acceptance condition (i.e. BHP Billiton obtaining a relevant interest in at least 90% of WMC Shares) is a matter for WMC Shareholders.

Your Board will keep you informed of any further developments in relation to BHP Billiton’s Offer.

If you have any questions, please call the WMC Shareholder Information Line on 1800 067 505 (toll-free within Australia) or +61 3 9415 4198 (from outside Australia).

Yours sincerely

Tommie C-E Bergman

Chairman

How to accept BHP Billiton’s Offer

You should read this Target’s Statement and the BHP Billiton Bidder’s Statement before making a decision on whether to accept BHP Billiton’s Offer.

There are several ways to accept BHP Billiton’s Offer:

For CHESS Holdings of WMC Shares

To accept you must either:

•	Complete, sign and return the Acceptance Form included with the BHP Billiton Bidder’s Statement in accordance with the instructions on it. This will authorise BHP Billiton to instruct your Controlling Participant to accept the Offer on your behalf; or

•	Instruct your Controlling Participant directly to initiate acceptance of the Offer on your behalf.

If you are a Controlling Participant, you must accept the Offer in accordance with the ASTC Settlement Rules.

For Issuer Sponsored Holdings of WMC Shares

To accept you must complete and sign the Acceptance Form included with the BHP Billiton Bidder’s Statement in accordance with the instructions on it. Once completed and signed, you need to return the Acceptance Form to one of the addresses specified on the form.

Note: If your Securityholder Reference Number begins with an “I”, this indicates that your WMC Shares are in an Issuer Sponsored Holding. If your Holder Identification Number begins with an “X”, your WMC Shares are in a CHESS Holding.

To validly accept BHP Billiton’s Offer for your WMC Shares, your acceptance must be received before 7.30pm (Melbourne time) on 6 May 2005 unless the Offer Period is extended.

Why you should accept BHP Billiton’s Offer

BHP Billiton’s Offer of $7.85 per Share is at the upper end of the Independent Expert’s valuation range of $6.97 to $8.041 per WMC Share

WMC’s Xstrata Target’s Statement contained an Independent Expert’s Report that valued WMC Shares in the context of Xstrata’s Offer. Your Directors consider that the upper end of the Independent Expert’s valuation range is a useful guide to the value of WMC Shares in the context of BHP Billiton’s Offer. BHP Billiton’s Offer is at the upper end of the Independent Expert’s valuation range of $6.97 to $8.04 per WMC Share (after adjusting for the final 2004 dividend of $0.20 per Share paid to WMC Shareholders on 11 March 2005).

NOTES:

1.	Valuation range adjusted for the final 2004 dividend of $0.20 per Share paid to WMC Shareholders on 11 March 2005.

2.	Xstrata’s initial offer price and revised offer price adjusted in accordance with the terms of Xstrata’s Offer for the final 2004 dividend of $0.20 per Share paid to WMC Shareholders on 11 March 2005.

No superior proposals have been announced

BHP Billiton’s Offer came during an extensive process undertaken by WMC of exploring all options to generate proposals of greater value than Xstrata’s Offer. Your Directors have formed the view that BHP Billiton’s Offer represents a fair value for your WMC Shares.

You should note that your Board’s recommendation of BHP Billiton’s Offer is subject to the absence of a superior proposal for your WMC Shares. Should such a proposal arise your Board will reconsider its recommendation of BHP Billiton’s Offer and inform you accordingly.

Xstrata’s Offer of $7.00 per Share for your WMC Shares has closed

Xstrata’s final $7.00 per Share offer for your WMC Shares has now closed. As at 23 March 2005, Xstrata had only achieved acceptances for approximately 0.11% of the WMC Shares.

The WMC Share price might fall in the absence of BHP Billiton’s Offer or in the absence of another equivalent or superior proposal

WMC Share price performance from 1 January 2004 to 23 March 2005

NOTE:

1.	Xstrata’s Offer price adjusted in accordance with the terms of Xstrata’s Offer for final 2004 dividend of $0.20 per Share paid to WMC Shareholders on 11 March 2005.

BHP Billiton’s Offer should be able to become unconditional in the absence of a superior proposal

BHP Billiton’s Offer is subject to a number of conditions as summarised in section 3.2 of this Target’s Statement.

Although BHP Billiton’s Offer is conditional, your Directors have formed the view that in the absence of a superior proposal the Offer should be able to become unconditional, with the qualification that satisfaction of the Offer’s minimum acceptance condition (i.e. BHP Billiton obtaining a relevant interest in at least 90% of WMC Shares) is a matter for WMC Shareholders. However, until the Offer becomes unconditional, you will not receive payment from BHP Billiton for your Shares. See sections 3.3 and 3.4 of this Target’s Statement for further details.

This section answers some frequently asked questions about BHP Billiton’s Offer. It is not intended to address all relevant issues for WMC Shareholders. This section should be read together with all other parts of this Target’s Statement.

What is the Bidder’s Statement?

The Bidder’s Statement is the document setting out the terms of BHP Billiton’s Offer. BHP Billiton lodged the Bidder’s Statement with ASIC on 21 March 2005 and sent the Bidder’s Statement to WMC Shareholders on 29 March 2005.

What is this Target’s Statement?

This Target’s Statement has been prepared by WMC and provides WMC’s response to BHP Billiton’s Offer, including the recommendation of your Directors.

What is BHP Billiton’s Offer for my WMC Shares?

BHP Billiton is offering $7.85 cash per share for all of your WMC Shares.

What choices do I have as a WMC Shareholder?

As a WMC Shareholder you can:

•	accept BHP Billiton’s Offer. Your Directors recommend that you ACCEPT BHP Billiton’s Offer in the absence of a superior proposal;

•	sell your WMC Shares on market (unless you have previously accepted BHP Billiton’s Offer and have not validly withdrawn the acceptance); or

•	do nothing.

There are several implications in relation to each of these choices. See section 1 for more details.

What are the Directors of WMC recommending?

Your Directors unanimously recommend that you ACCEPT BHP Billiton’s Offer in the absence of a superior proposal.

If there is any change to this recommendation or any material development in relation to BHP Billiton’s Offer, WMC will inform you.

Why are the Directors of WMC recommending that I accept BHP Billiton’s Offer?

Your Directors are recommending that you ACCEPT BHP Billiton’s Offer because:

•	BHP Billiton’s Offer of $7.85 per Share is at the upper end of the Independent Expert’s valuation range of $6.97 to $8.04 per WMC Share[1];

•	No superior proposals have been announced;

•	Xstrata’s Offer of $7.00 per Share[2] for your WMC Shares has closed;

•	The WMC Share price might fall in the absence of BHP Billiton’s Offer or in the absence of another equivalent or superior proposal; and

•	BHP Billiton’s Offer is likely to be able to become unconditional in the absence of a superior proposal, with the qualification that satisfaction of the minimum acceptance condition is a matter for WMC Shareholders.

•	Valuation range adjusted for the final 2004 dividend of $0.20 per Share paid to WMC Shareholders on 11 March 2005.

•	Xstrata’s initial offer price and revised offer price adjusted in accordance with the terms of Xstrata’s Offer for the final 2004 dividend of $0.20 per Share paid to WMC Shareholders on 11 March 2005.

1.	Valuation range adjusted for the final 2004 dividend of $0.20 per Share paid to WMC Shareholders on 11 March 2005.

2.	Xstrata’s initial offer price and revised offer price adjusted in accordance with the terms of Xstrata’s Offer for the final 2004 dividend of $0.20 per Share paid to WMC Shareholders on 11 March 2005.

What do the Directors of WMC intend to do with their Shares?

Each Director of WMC intends to ACCEPT BHP Billiton’s Offer in relation to those WMC Shares held by them or in which they have a relevant interest, in the absence of a superior proposal.

What is the status of Xstrata’s Offer?

Xstrata’s Offer has closed. You are no longer able to accept Xstrata’s Offer for your WMC Shares.

How do I accept BHP Billiton’s Offer?

Details of how to accept the Offer are set out in section 3 of the Bidder’s Statement and on page 2 of this Target’s Statement.

What are the consequences of accepting BHP Billiton’s Offer now?

If you accept BHP Billiton’s Offer then, unless withdrawal rights are available (see below) and you exercise these rights, you will give up your right to sell your WMC Shares on market or to any other person that may make a takeover bid, or deal with them in any other manner.

If I accept BHP Billiton’s Offer, can I withdraw my acceptance?

You may withdraw your acceptance only if BHP Billiton varies its Offer in a way that postpones the time when BHP Billiton is required to satisfy its obligations by more than one month. Further details on your ability to withdraw your acceptance are set out in section 3.7.

Does BHP Billiton’s Offer include my WMC Options?

No. However, the Offer extends to WMC Shares issued during the Offer Period as a result of the exercise of WMC Options. BHP Billiton intends to compulsorily acquire outstanding WMC Options if it becomes entitled to do so or to have WMC procure the cancellation of the outstanding WMC Options. See section 3.11 for further details regarding WMC Options.

When does BHP Billiton’s Offer close?

BHP Billiton’s Offer is presently scheduled to close at 7.30pm (Melbourne time) on 6 May 2005, but the Offer Period can be extended in certain circumstances. See section 3.6 for further information.

What are the conditions to BHP Billiton’s Offer?

BHP Billiton’s Offer is subject to a number of conditions, including:

•	BHP Billiton having a relevant interest in at least 90% of WMC Shares;

•	BHP Billiton receiving all regulatory approvals required in relation to the Offer;

•	No material acquisitions, disposals or new commitments occurring or being announced by WMC;

•	Certain change of control rights not existing;

•	No material adverse change occurring in WMC’s business, including as a result of adverse commodity price movements; and

•	No decline occurring in the S&P/ASX 200 index to below 3,500.

This is a summary of some of the conditions of BHP Billiton’s Offer. See sections 3.2 to 3.4 for further information.

What happens if the conditions of BHP Billiton’s Offer are not satisfied or waived?

If the conditions are not satisfied or waived before the Offer closes, the Offer will not proceed and you will continue to hold your WMC Shares. BHP Billiton will inform you if the conditions are satisfied or waived during the Offer Period. See sections 3.4 and 3.5 for further information.

When will I be paid if I accept BHP Billiton’s Offer?

You will be paid within one month after the date on which you accept the Offer or within one month after the Offer becomes unconditional, whichever is the later, or, if earlier, within 21 days after the end of the Offer Period (assuming the Offer becomes unconditional).

What are the tax implications of accepting BHP Billiton’s Offer?

A general outline of the tax implications for certain Australian resident WMC Shareholders of accepting the Offer is set out in Part E of the Bidder’s Statement. As the outline is of a general nature only, WMC Shareholders are encouraged to seek their own personal, independent financial and taxation advice as to the taxation implications applicable to their circumstances.

What is the Deed of Undertaking?

The Deed of Undertaking is an agreement between WMC and BHP Billiton Limited which contains the principles governing the relationship between WMC and BHP Billiton in relation to BHP Billiton’s Offer. See section 4.5 for details of that agreement.

Why did WMC enter into the Deed of Undertaking?

When it first approached WMC in relation to the Offer, BHP Billiton made it clear that it required the Deed of Undertaking in order to progress the Offer. Your Directors assessed the current circumstances of other proposals being considered at the time, and the impact that entering into the Deed of Undertaking would have on the likelihood of superior proposals to BHP Billiton’s Offer later emerging, and formed the view it was in the best interests of WMC Shareholders to enter into the Deed of Undertaking to secure the making of BHP Billiton’s Offer.

What does BHP Billiton’s Offer mean for the capital management initiatives previously announced by WMC?

WMC has previously announced a number of proposed capital management initiatives, including a pro-rata capital return of 30 cents per Share to WMC Shareholders and an extension of an on-market share buy-back program.

The WMC Board now only intends to proceed with the capital return (by submitting it for approval by WMC Shareholders in general meeting) if BHP Billiton’s Offer is not successful (and no other bid for WMC Shares is successful). In addition, as stated in WMC’s Xstrata Target’s Statement, your Directors do not intend to proceed with the buy-back program while any takeover bid for WMC Shares is current.

I have already accepted Xstrata’s Offer. Can I change my mind and accept BHP Billiton’s Offer?

No. Xstrata’s Offer has now closed and your Shares have been, or will shortly be, acquired by Xstrata.

Is there a number I can call if I have further queries in relation to BHP Billiton’s Offer?

If you have any further queries in relation to BHP Billiton’s Offer, please call the WMC Shareholder Information Line on 1800 067 505 (toll-free within Australia) or +61 3 9415 4198 (from outside Australia) from 9.00am until 6.00pm (Melbourne time) Monday to Friday.

For legal reasons, calls will be recorded.

In addition, announcements made to ASX and other important information will be posted to WMC’s website at www.wmc.com.

1.	Your Choices as a WMC Shareholder

As a WMC Shareholder you currently have three choices available to you.

1.1	Accept BHP Billiton’s Offer

You may choose to accept BHP Billiton’s Offer. Details of the payment that you will receive if you accept BHP Billiton’s Offer are set out in section 3.1(a) as well as in the BHP Billiton Bidder’s Statement.

It should be noted that BHP Billiton’s Offer is subject to certain conditions (some of which are discussed in sections 3.2 and 3.3) being satisfied or waived by BHP Billiton. Accordingly, there is a risk that the Offer will not become unconditional. The consequences of the Offer failing to become unconditional are addressed in section 3.4. In relation to those conditions within the control of WMC (in particular, those conditions relating to the conduct of WMC’s business which are not subject to materiality thresholds), WMC is liaising with BHP Billiton to ensure that those conditions are not triggered or that, if triggered, BHP Billiton will not seek to rely on them to allow its Offer to lapse.

Some of the consequences of accepting BHP Billiton’s Offer are discussed in section 3.7. If you accept BHP Billiton’s Offer, you will not be able to sell your WMC Shares to any other person, subject to the exercise of the withdrawal rights also discussed in section 3.7.

If you accept BHP Billiton’s Offer, you may be liable for capital gains tax or income tax as a result of your acceptance. An overview of the taxation consequences for certain Australian resident WMC Shareholders of selling WMC Shares is provided in Part E of the BHP Billiton Bidder’s Statement.

Section 3 of the BHP Billiton Bidder’s Statement, and page 2 of this Target’s Statement, both provide instructions on how to accept BHP Billiton’s Offer.

1.2	Sell Your WMC Shares On Market

During the Offer Period, you may sell your WMC Shares through ASX for cash, provided you have not accepted BHP Billiton’s Offer for those Shares (or, if you have accepted BHP Billiton’s Offer, you have withdrawn that acceptance).

WMC Shares have been trading on ASX above BHP Billiton’s Offer Price since the Announcement Date. The latest price for WMC Shares can be obtained from the ASX website (www.asx.com.au) using the code ‘WMR’.

If you sell your WMC Shares on market, you:

•	will lose the ability to accept BHP Billiton’s Offer and receive A$7.85 per WMC Share (and any subsequent increase in the Offer Price) in relation to those Shares. You will also lose the ability to accept any other takeover bid that may emerge for WMC Shares;

•	may be liable for capital gains tax or income tax on the sale of those shares (but note that this may also apply if BHP Billiton’s Offer is accepted);

•	may incur a brokerage charge.

If you are considering selling your shares on market, you should contact your broker for information on how to do so and your tax adviser to determine your tax implications from such a sale.

1.3	Take No Action

If you do not wish to accept BHP Billiton’s Offer or sell your WMC Shares on market, you should take no action.

You should note that:

•	if you choose not to accept BHP Billiton’s Offer, you will not receive any payment from BHP Billiton unless BHP Billiton has a relevant interest in at least 90% of the WMC Shares at the end of the Offer Period. In this event, it will become entitled to compulsorily acquire those WMC Shares in which it does not already have a relevant interest (see section 3.11 for further information regarding compulsory acquisition); and

•	if BHP Billiton acquires more than 50% but less than 90% of the WMC Shares and all of the defeating conditions of BHP Billiton’s Offer are satisfied or waived by BHP Billiton, and you continue to hold WMC Shares, you will become a minority shareholder of WMC. See further section 3.10 regarding the implications of being a minority shareholder.

WMC encourages you to consider your personal risk profile, investment strategy, tax position and financial circumstances before making any decision in relation to your WMC Shares.

2.	Update on Developments Regarding WMC

2.1	Update on WMC’s Business Units

WMC’s Xstrata Target’s Statement contained a detailed description of WMC’s business units and their operating performance and growth program (see, in particular, section 2 of that document as well as the Independent Expert’s Report included in it). Other than as set out below, there have been no material changes in respect of that information.

(a)	Olympic Dam

In WMC’s Xstrata Target’s Statement, it was noted that the pre-feasibility study for the proposed expansion of Olympic Dam was underway. On 1 March 2005 WMC announced that it had committed an additional A$90 million to support an expanded drill program for that study, designed to take the resource categorization through to proved reserves, and to fund the commencement of project execution planning.

New drill results also released on 1 March 2005 showed that the Olympic Dam orebody has the ability to host a significantly greater resource. Those drill results are available on WMC’s website (www.wmc.com). A new resource statement prepared in accordance with the standards for reporting and classification set out in the 2004 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, as required by ASX, is currently being prepared based on these drill results. Initial indications are that a further 170 million tonnes of resource will be added with approximately 130 million tonnes in the locality of a potential starter pit.

Since the preparation of WMC’s Xstrata Target’s Statement, the pre-feasibility study team has focused on reviewing designs, capital and operating costs and support infrastructure. Changes to those elements are currently within the normal course of project development and are not considered to be material. An evaluation of the effect of the additional resources discovered (as outlined above) has not yet been conducted.

(b)	Hi-Fert

On 22 March 2005 Hi-Fert, a fertilizer distribution company in which the WMC Group has a one-third interest, entered into an agreement to purchase the east coast fertilizer business of Summit Rural Australia Pty Ltd (Summit). The proposed acquisition will include tenancies at Pinkenba in Brisbane and at Laverton and Altona North in Victoria, as well as all the other assets comprising the Summit east coast fertilizer business. Hi-Fert will offer employment to all existing Summit employees. Hi-Fert has also entered into (with effect from completion) a 12 month Storage and Despatch Agreement with Summit in respect of Summit’s premises in Newcastle, Townsville and Mackay.

The proposed acquisition of the Summit business extends the reach of Hi-Fert’s east coast distribution network into Queensland and northern New South Wales. The transaction is scheduled to complete at the close of business on 31 March 2005.

2.2	Update on WMC’s Financial Performance

WMC’s Xstrata Target’s Statement contained a detailed description of WMC’s financial performance and included forecast financial information for both 2004 and 2005 (see, in particular, sections 2.6 and 2.7 of that document). Other than as set out below, there have been no material changes in respect of that information. WMC encourages WMC Shareholders to consider the additional information set out below in conjunction with the financial performance information contained in WMC’s Xstrata Target’s Statement, including, in particular, the price sensitivity and risk factor analyses and forecast assumptions contained in that document, when determining what decision to make in respect of their WMC Shares.

(a)	Financial Year 2004 Actual Performance

Full details of WMC’s 2004 financial performance are contained in the Preliminary Final Profit Release lodged with ASX on 9 February 2005 and the 2004 Business Performance Report (Annual Report – Concise) lodged with ASX and mailed to shareholders on 24 March 2005. These documents are available on WMC’s website (www.wmc.com). WMC notes the following:

•	Actual net profit after tax for the 2004 financial year was A$1,327 million. This is consistent with the 2004 forecast financial information included in WMC’s Xstrata Target’s Statement.

•	Cash from operations for the 2004 financial year was A$1,422 million, which is A$53 million or 3.9% higher than forecast in WMC’s Xstrata Target’s Statement. The increased cash from operations, compared with the 2004 forecast financial information contained in WMC’s Xstrata Target’s Statement, was largely the result of lower than expected working capital. Movements in working capital were largely timing related and are likely to impact 2005 forecast cash flows.

•	Net debt for the 2004 financial year was A$431 million and gearing (measured as net debt to net debt-plus-equity) was 8%, compared with WMC’s Xstrata Target’s Statement forecasts of A$508 million and 10% respectively. This is predominantly attributable to lower than expected working capital as noted above.

(b)	Financial Year 2005 Forecast Performance

In relation to WMC’s 2005 financial year forecast as set out in WMC’s Xstrata Target’s Statement, WMC notes that:

•	Stronger operational performance and higher than forecast average realised AUD commodity prices have contributed to higher year to date earnings (1 January to 28 February 2005).

•	Performance for the remainder of the forecast period is dependent on achieving the forecast average AUD commodity prices, sustained operational performance and the other specific and general assumptions in relation to the forecast (as set out in section 2.6 of WMC’s Xstrata Target’s Statement).

•	WMC is on target to achieve a normalised net profit after tax of approximately A$709 million for the 2005 financial year. WMC notes that one-off costs associated with responding to takeover activity that were incurred during 2004 and which are expected to be incurred in 2005 have yet to be settled and will vary, depending on the outcome of BHP Billiton’s Offer or any other bid for WMC Shares. As the A$709 million above is a normalised amount (as set out in tables 5 and 6 on pages 50 and 51 of WMC’s Xstrata Target’s Statement), any outcome will have no impact on this level of earnings, but may have a material impact on what would have been the results (profit after tax and net cash flow) for the WMC Group.

•	As foreshadowed in the commentary accompanying the 2005 cash flow forecasts set out in WMC’s Xstrata Target’s Statement, capital expenditure for 2005 is expected to increase over 2004 levels, reflecting increased mine development activity in nickel and copper, nickel growth strategy projects, fertilizer production improvement and the Corridor Sands bankable feasibility study update. It is also anticipated that cash flow will be affected by the timing of working capital movements. Additionally:

as a consequence of the completion of a recent study relating to Mount Keith nickel production, the WMC Board has approved a proposal to increase Mount Keith mining rates, resulting in increased capital expenditure in 2005 of approximately A$40 million; and

WMC has committed an additional A$90 million in respect of the Olympic Dam expansion (as discussed above), of which approximately A$20 million is expected to be required in 2005.

•	The forecast net debt and gearing analysis provided in WMC’s Xstrata Target’s Statement is expected to be affected by the additional capital items identified above, and the current suspension of capital management initiatives (see section 2.4).

As set out in WMC’s Xstrata Target’s Statement, there are a number of risks, both specific and general investment risks, which may materially and adversely affect the future operating and financial performance of WMC and the value of WMC Shares. WMC Shareholders should have regard to those risks when assessing the information in sections 2.1 and 2.2.

2.3	WMC Share Price

WMC Shares have been trading on ASX above BHP Billiton’s Offer Price since the Announcement Date. The latest price for WMC Shares may be obtained from the ASX website (www.asx.com.au) using the code ‘WMR’.

While there are many factors that influence the market price of WMC Shares, it is possible that, following the close of BHP Billiton’s Offer, and in the absence of an equivalent or superior proposal, the market price of WMC Shares may fall if BHP Billiton’s Offer fails or is withdrawn, or if BHP Billiton holds more than 50% (but less than 90%) of WMC Shares when the Offer closes.

It is also possible that, in the short term, the WMC Share price may trade below the Offer Price.

2.4	Capital Management Initiatives

On 9 December 2004, WMC announced a number of proposed capital management initiatives, including a pro-rata capital return of 30 cents per Share to WMC Shareholders and an extension of a previously announced on-market share buy-back program.

Before the announcement of BHP Billiton’s Offer, the WMC Board intended to proceed with the proposed capital return by submitting it to WMC Shareholders for approval at the 2005 Annual General Meeting. To facilitate that, a class ruling was sought and has been obtained from the Australian Taxation Office by WMC on behalf of WMC Shareholders. Under the class ruling, the capital return would not be treated as a dividend for Australian taxation purposes and therefore would not be subject to income tax in that respect. The capital return would be subject to the Capital Gains Tax legislation. The class ruling reference is CR 2005/13. A copy is available from WMC’s website (www.wmc.com).

In light of BHP Billiton’s Offer now being made, your Directors have determined not to proceed with the proposed capital return during the Offer Period. This determination is consistent with WMC’s obligations under the Deed of Undertaking not to do anything which will result in any conditions of BHP Billiton’s Offer being breached (see section 4.5). A resolution of WMC Shareholders approving the capital return would breach one of the Offer conditions.

The WMC Board now intends to proceed with the capital return only if BHP Billiton’s Offer is not successful (and no other bid for WMC Shares is successful).

In addition, the WMC Directors have previously determined not to proceed with the buy-back program while any takeover bid for WMC Shares is current. As such, the WMC Board will reconsider implementation of the expanded buy-back program only if BHP Billiton’s Offer is not successful (and no other bid for WMC Shares is successful).

2.5	Discussions with Third Parties

As noted in WMC’s Xstrata Target’s Statement, following the announcement of Xstrata’s Offer WMC commenced discussions with a variety of interested parties in relation to a variety of potential proposals. Initially, the main focus of those discussions had been possible transactions in relation to Olympic Dam. Later, those discussions were expanded to encompass potential value adding proposals for the whole company. As part of the discussions, WMC provided confidential information to the various third parties.

Those discussions formed part of your Directors’ active pursuit of all options to maximise value for WMC Shareholders in the face of Xstrata’s Offer, which your Directors viewed as inadequate.

BHP Billiton’s Offer is a product of your Directors’ actions. Your Directors have formed the view that BHP Billiton’s Offer represents a fair value for WMC Shares. At the time of BHP Billiton’s Offer being announced, no other proposal being considered by WMC had progressed to the point where it was capable of being presented to WMC Shareholders as a clearly superior proposal.

Consistent with its obligations under the Deed of Undertaking (see section 4.5), which WMC entered into to secure the making of BHP Billiton’s Offer, WMC has now terminated discussions with, and the provision of confidential information to, other interested parties in relation to potential proposals relating to WMC or its assets. Nevertheless, the Deed of Undertaking does not prevent any action by WMC or its Directors in responding to any approach by a third party if failure to do so would, in the reasonable opinion of the WMC Board, involve a breach of the duties of the Directors of WMC.

Your Directors’ recommendation of BHP Billiton’s Offer is accordingly subject to no superior proposal being announced. Although your Directors have no knowledge currently of the existence of any superior proposal, if there is any change to the WMC Board’s recommendation or any material development in relation to BHP Billiton’s Offer, WMC will inform WMC Shareholders promptly.

3.	Important Information about BHP Billiton’s Offer

3.1	BHP Billiton’s Offer

On 8 March 2005, BHP Billiton announced its intention to make the Offer, being an offer to WMC Shareholders to acquire all of the WMC Shares.

BHP Billiton’s Offer has been made through a wholly-owned subsidiary of BHP Billiton Limited, BHP Billiton Lonsdale.

On 21 March 2005, BHP Billiton lodged its Bidder’s Statement with ASIC and gave that document to WMC. The BHP Billiton Bidder’s Statement contains BHP Billiton’s Offer.

(a)	What BHP Billiton is Offering

The consideration being offered to you under BHP Billiton’s Offer is A$7.85 cash for each WMC Share you hold. This consideration will not be reduced by the amount of WMC’s 20 cents per Share final 2004 dividend paid to WMC Shareholders on 11 March 2005.

BHP Billiton’s Offer is to acquire all of your WMC Shares, including any rights attaching to those Shares. BHP Billiton’s Offer extends to WMC Shares that are issued to you during the Offer Period as a result of the exercise of WMC Options.

You may only accept BHP Billiton’s Offer for all of your WMC Shares. You cannot accept BHP Billiton’s Offer for only some of your WMC Shares.

The consideration that BHP Billiton has offered will only become payable to you if the conditions of BHP Billiton’s Offer are satisfied or waived by BHP Billiton. Those conditions are set out in full in section 5.1 of the Bidder’s Statement. Some of those conditions are described in sections 3.2 to 3.4 of this Target’s Statement.

(b)	Offer Period

BHP Billiton’s Offer is open for acceptance from 29 March 2005 until 7.30pm (Melbourne time) on 6 May 2005, unless BHP Billiton extends the Offer Period in accordance with the Corporations Act.

(c)	Withdrawal by BHP Billiton

Before you accept the Offer, BHP Billiton may be able to withdraw the Offer with the written consent of ASIC, subject to the conditions (if any) specified in such consent.

(d)	Lapse of BHP Billiton’s Offer

In general terms, BHP Billiton’s Offer will lapse if, at the end of the Offer Period, the conditions to which BHP Billiton’s Offer is subject are not satisfied or waived by BHP Billiton. If this occurs then any acceptances given by WMC Shareholders will be void. WMC Shareholders will continue to own the WMC Shares the subject of any such acceptances and will be free to deal with them as they choose (see further sections 3.2 to 3.5).

3.2	Conditions of BHP Billiton’s Offer

BHP Billiton’s Offer is subject to a number of conditions. Those conditions are set out in full in section 5.1 of the BHP Billiton Bidder’s Statement.

By way of a broad overview, the conditions of BHP Billiton’s Offer include:

•	BHP Billiton acquiring, during or at the end of the Offer Period, a relevant interest in at least 90% of the WMC Shares on issue;

•	BHP Billiton receiving all regulatory approvals required for its Offer or the completion of any transaction contemplated by the Bidder’s Statement, including ACCC clearance, necessary Australian Treasurer’s approval, European Commission approval and United States anti-trust clearances;

•	no decision or order being made, no application being made, and no action or investigation being instituted or threatened in connection with BHP Billiton’s Offer, by a Public Authority (as that term is defined in the BHP Billiton Bidder’s Statement), which restrains, prohibits or impedes (or threatens to do so), or otherwise materially adversely impacts on, the making of BHP Billiton’s Offer or the completion of any transaction contemplated by the Bidder’s Statement, or the rights of BHP Billiton in respect of WMC and the WMC Shares to be acquired under BHP Billiton’s Offer or requires the divestiture by BHP Billiton of any WMC Shares or assets of the WMC Group or the BHP Billiton Group;

•	no ‘prescribed occurrences’ (as described in section 5.1(h) of BHP Billiton’s Bidder’s Statement) occurring between the Announcement Date and the end of the Offer Period;

•	no acquisitions (or offers to make such acquisitions) being undertaken, agreed or announced by WMC from the Announcement Date to the end of the Offer Period for an amount in aggregate greater than A$300 million, and no agreements or other arrangements which would require expenditure or foregoing of revenue of an amount greater than A$50 million being entered into or announced by WMC, other than in the ordinary course of its business;

•	no disposals (or offers to make such disposals) being undertaken, agreed or announced by WMC in respect of Olympic Dam, WMC’s nickel operations or the Corridor Sands project, and there being no entry into (or offer to enter into) any joint venture, asset or profit sharing arrangement, partnership or merger of businesses (including through a dual listed companies structure) or of corporate entities in respect of Olympic Dam, WMC’s nickel operations or the Corridor Sands project;

•	no person having any right to acquire or require the disposal of, or require WMC to dispose of, any material asset of WMC, or to terminate or vary the terms of any material agreement with WMC, as a result of the acquisition of WMC Shares by BHP Billiton;

•	no event (such as a change in the 30 day moving average spot price for any commodity on any market, as expressed in Australian dollars) occurring that (alone or together with other events) has, or could be reasonably expected to have, a material adverse effect on the assets, liabilities, financial or trading position, profitability, production or prospects of WMC, and no such matter that occurred before the Announcement Date becoming public after the Announcement Date (where the occurrence was not previously apparent from publicly available information); and

•	no decline occurring in the S&P/ASX 200 index below 3,500 on any trading day during the period from and including the Announcement Date to the end of the Offer Period.

Events and arrangements identified by WMC that may trigger some of these conditions, or that would have been likely to trigger one or more of these conditions if WMC had not taken particular actions or resolved against taking particular actions following the announcement by BHP Billiton of its intention to make the Offer, are discussed in section 3.3. Although BHP Billiton’s Offer is subject to a number of conditions, the WMC Board believes that in the absence of a superior proposal the Offer should be able to become unconditional in a timely manner, with the qualification that satisfaction of the Offer’s minimum acceptance condition (ie BHP Billiton obtaining a relevant interest in at least 90% of WMC Shares) is a matter for WMC Shareholders.

3.3	Comments Regarding Particular Conditions

Several of the Offer conditions are within the control of WMC or the Board and, consistent with WMC’s obligations under the Deed of Undertaking (see section 4.5), WMC intends to act (to the extent practicable) consistently with those conditions being satisfied (or not being triggered, as applicable). Accordingly, for example, the WMC Board has decided not to pursue the proposed capital return or expanded share buy-back that were previously announced, while BHP Billiton’s Offer is on foot (see section 2.4).

To the extent that compliance with the conditions presents practical difficulties, WMC is liaising with BHP Billiton to ensure that those conditions are not triggered or that, if triggered, BHP Billiton will not seek to rely on them to allow its Offer to lapse. For example, the conditions in sections 5.1(j)(ii) and (iii) of the Bidder’s Statement, relating to certain activities regarding Olympic Dam, WMC’s nickel operations or the Corridor Sands project, are not subject to any materiality thresholds. In the ordinary course of business in the past, WMC has routinely entered into or offered to enter into relatively minor joint venture or profit sharing or other arrangements with third parties in relation to its nickel operations, or disposed of minor tenements as part of its nickel operations. WMC will be working with BHP Billiton to ensure that WMC’s ordinary course of business activities are not unduly curtailed and that nothing occurs that BHP Billiton would intend to rely on to allow its Offer to lapse.

In relation to the following specific conditions of BHP Billiton’s Offer, your Directors comment as follows.

(a)	Regulatory Approvals

BHP Billiton’s Offer is subject to several necessary regulatory approvals being obtained, including approvals, clearances or no action advices from:

•	the Australian Treasurer, on the advice of FIRB;

•	the ACCC;

•	the European Commission; and

•	United States anti-trust regulatory agencies.

As at the date of this Target’s Statement, other than in respect of the United States anti-trust regulatory agencies, none of those regulatory approvals, clearances or no action advices had been obtained. Nevertheless, BHP Billiton has indicated in its Bidder’s Statement that it expects foreign investment approval by the Australian Treasurer (on the advice of FIRB) to be obtained.

BHP Billiton has also indicated in its Bidder’s Statement that it does not expect the Offer will raise substantive competition concerns in Australia or the European Union, with the implication that it expects the relevant approvals, clearances or no action advices to be obtained.

(b)	No Material Adverse Change

A further condition of the Offer is that there is no occurrence or matter between the Announcement Date and the end of the Offer Period that (individually or together with others) has, or could be reasonably expected to have, a material adverse effect on the assets, liabilities, financial or trading position, profitability, production or prospects of WMC.

Such an occurrence or matter encompasses, among other things, a change in the 30 day moving average spot price for any commodity on any market, as expressed in Australian dollars. So, for example, if there is a material decline in the average spot market price for nickel during the Offer Period that impacts (or is likely to impact) materially on the profitability of WMC, BHP Billiton may be able to rely on that change to allow its Offer to lapse.

(c)	Non-existence of Change of Control Rights

BHP Billiton’s Offer is subject to a condition that there are no existing agreements or arrangements under which other parties have a right to terminate or vary a material agreement or arrangement with WMC, or acquire a material asset of WMC, as a result of BHP Billiton’s acquisition of any WMC Shares.

As noted in section 4.4, although WMC and various of its Related Entities have entered into contracts that contain change of control provisions which may be triggered if BHP Billiton acquires WMC Shares as a result of the Offer, WMC does not consider any of those contracts to be material in the context of WMC or the WMC Group taken as a whole.

3.4	Consequences of Conditions Not Being Satisfied

Any conditions of BHP Billiton’s Offer which are not satisfied (or are triggered, as appropriate) may be waived by BHP Billiton (subject, in the case of the FIRB condition in section 5.1(b) of the Bidder’s Statement, to that not resulting in a contravention of the Foreign Acquisitions and Takeovers Act 1975 (Cth)).

If any condition is unsatisfied (or has been triggered), and has not been waived, BHP Billiton will have a choice as to whether to proceed with the acquisition of WMC Shares under its Offer or allow its Offer to lapse with unsatisfied conditions. In those circumstances, generally speaking, BHP Billiton would not have to decide whether to proceed with the acquisition of WMC Shares under its Offer until the date that it is required to provide its Notice of Status of Conditions (namely, 28 April 2005) which, as discussed in section 3.5, can be postponed if the Offer Period is extended.

3.5	Notice of Status of Conditions

The BHP Billiton Bidder’s Statement indicates that BHP Billiton will give a Notice of Status of Conditions on 28 April 2005.

BHP Billiton is required to set out in its Notice of Status of Conditions:

•	whether BHP Billiton’s Offer is free of any or all of the conditions of the Offer;

•	whether, so far as BHP Billiton knows, any of the conditions have been fulfilled; and

•	BHP Billiton’s then current voting power in WMC.

If the Offer Period is extended before the time by which that notice is to be given, the date that BHP Billiton must give its Notice of Status of Conditions will be taken to be postponed for the same period. In the event of such an extension, BHP Billiton is required, as soon as reasonably practicable after the extension, to give notice to ASX and WMC that states the new date for giving the Notice of Status of Conditions.

If BHP Billiton declares the Offer free from any of the conditions set out in section 5.1 of its Bidder’s Statement, it must do so by giving notice to WMC:

•	in the case of the condition in section 5.1(h) (no prescribed occurrences), not later than 3 business days after the end of the Offer Period; and

•	in the case of all other conditions in section 5.1, not less than 7 days before the last day of the Offer Period.

In addition, if a condition of BHP Billiton’s Offer is fulfilled during the Offer Period but before the date on which the Notice of Status of Conditions is required to be given, BHP Billiton must, as soon as practicable, give ASX and WMC a notice that states that the particular condition has been fulfilled.

3.6	Extension of the Offer Period

BHP Billiton may extend the Offer Period at any time before giving the Notice of Status of Conditions while the Offer is subject to conditions. However, if the Offer is unconditional (that is, all the conditions are satisfied or waived), BHP Billiton may extend the Offer Period at any time before the end of the Offer Period.

In addition, there will be an automatic extension of the Offer Period if, within the last seven days of the Offer Period:

•	BHP Billiton improves the consideration under the Offer (or the consideration under the Offer is automatically improved by operation of the Corporations Act); or

•	BHP Billiton’s voting power in WMC increases to more than 50%.

If either of these two events occurs, the Offer Period will be automatically extended so that it ends 14 days after the relevant event occurs.

3.7	Effect of Acceptance and Rights of Withdrawal

The effect of acceptance of BHP Billiton’s Offer is set out in more detail in section 4 of the BHP Billiton Bidder’s Statement. You should read those provisions in full to understand the effect that acceptance will have on your ability to exercise the rights attaching to your WMC Shares and the representations and warranties that you are deemed to give to BHP Billiton by accepting the Offer. As noted elsewhere in this Target’s Statement, if you accept BHP Billiton’s Offer then, unless withdrawal rights are available (see below) and you exercise these rights, you will give up your right to sell your WMC Shares on market or to any other person that may make a takeover bid, or deal with them in any other manner. You will also only be paid by BHP Billiton for your acceptance once the Offer becomes unconditional (ie all the conditions of the Offer are satisfied or waived by BHP Billiton).

If you accept BHP Billiton’s Offer, you will have a right to withdraw your acceptance in limited circumstances. In summary, under the Corporations Act, you may withdraw your acceptance if BHP Billiton varies its Offer in a way that postpones, for more than one month, the time when BHP Billiton needs to meet its obligations under the Offer. This will occur if BHP Billiton extends the Offer Period by more than one month and BHP Billiton’s Offer is still subject to conditions at that time.

In those circumstances, you will have a period of one month after the date that BHP Billiton’s Offer is extended to withdraw your acceptance. Your statutory withdrawal rights will terminate upon the expiry of that one month period, although if the Offer Period is then further extended you may receive further statutory withdrawal rights.

If BHP Billiton improves the Offer Price, all WMC Shareholders who accept BHP Billiton’s Offer (whether or not they have accepted prior to that improvement) will be entitled to the benefit of that improved consideration.

3.8	BHP Billiton’s Financing Arrangements

BHP Billiton proposes to source the funds to pay for its Offer from various debt facilities that are described in section 18 of its Bidder’s Statement. It is important to note, however, that the availability of those funds is not a condition of the Offer. Accordingly, any WMC Shareholder who accepts BHP Billiton’s Offer will be entitled to be paid the Offer Price by BHP Billiton once the Offer becomes unconditional, regardless of the sources of funds available to BHP Billiton at the relevant time to pay for the relevant acceptances.

3.9	BHP Billiton’s Intentions

Section 17 of the Bidder’s Statement sets out BHP Billiton’s intentions in respect of the businesses, assets and employees of WMC, if it acquires control of WMC. The following is a summary of some of those intentions.

(a)	100% Ownership

If WMC becomes a wholly-owned subsidiary of BHP Billiton, the Bidder’s Statement states that BHP Billiton intends to:

•	conduct a detailed strategic review of WMC’s assets and operations;

•	reconstitute the WMC Board with persons nominated by BHP Billiton;

•	consolidate WMC’s corporate head office functions with those of BHP Billiton and close WMC’s corporate offices or consolidate them with BHP Billiton’s own offices;

•	review opportunities to consolidate those offices principally supporting WMC’s operations and marketing activities with those of the relevant BHP Billiton Customer Sector Group; and

•	pursue efficiencies which may be available to the WMC operations as part of the BHP Billiton Group.

BHP Billiton intends generally to integrate WMC’s business units into BHP Billiton. Section 17.3 of the Bidder’s Statement provides a summary of BHP Billiton’s integration strategy in respect of WMC’s nickel, Olympic Dam, QFO, Corridor Sands and exploration business units. In the case of QFO, BHP Billiton’s present expectation is that the business will be sold.

BHP Billiton does not expect the integration of WMC’s business units will result in a significant number of redundancies at WMC’s operations. However, as part of its proposed rationalisation of WMC’s corporate head office functions, BHP Billiton has indicated that it is likely that a substantial number of employees required to support those functions will be made redundant.

(b)	Less Than 100% Ownership

If BHP Billiton acquires control of WMC but does not wholly own WMC, BHP Billiton intends to seek to implement, to the extent possible and appropriate, its intentions as outlined in section 3.9(a). BHP Billiton also intends to:

•	maintain WMC as a listed company, subject to satisfying ASX’s requirements with respect to maintaining a sufficient spread of shareholders;

•	replace some of the members of the WMC Board, including the Chairman, with nominees of BHP Billiton so that the number of BHP Billiton’s nominees is approximately proportionate to BHP Billiton’s holding of WMC Shares; and

•	review WMC’s overall capital management (including dividend policy) to ensure that it is appropriate, having regard to any capital funding requirements of WMC identified in BHP Billiton’s strategic review of the company.

3.10	Minority Ownership Consequences

BHP Billiton’s Offer is subject to a condition that BHP Billiton acquires a relevant interest in at least 90% of the WMC Shares. Acquisition of such an interest will allow BHP Billiton to proceed to compulsory acquisition of the remaining Shares, so that it achieves 100% control of WMC (as to which, see section 3.11). However, the minimum acceptance condition can be waived by BHP Billiton. If BHP Billiton acquires a relevant interest in more than 50% but less than 90% of the WMC Shares, and the Offer becomes unconditional, WMC Shareholders who do not accept the Offer will become minority shareholders in WMC. The possible implications of BHP Billiton acquiring between 50% and 90% of WMC Shares include:

•	BHP Billiton may seek to implement the intentions outlined in section 3.9(b). However, the ability of BHP Billiton to implement its intentions would be subject to the law, the ASX Listing Rules and the obligations of Directors of WMC to comply with their duties;

•	BHP Billiton will be in a position to cast the majority of votes at a general meeting of WMC. This will enable it to control the composition of the WMC Board and senior management, determine WMC’s dividend policy and control the strategic direction of the businesses of WMC and its subsidiaries;

•	if BHP Billiton acquires 75% or more of the WMC Shares, it will be able to pass special resolutions at meetings of WMC Shareholders. This will enable BHP Billiton to, among other things, change WMC’s constitution;

•	the WMC Share price might fall immediately following the close of the Offer and, subsequently, the WMC Share price might not contain any takeover premium (see further section 2.3); and

•	the liquidity of the WMC Shares might possibly be lower than at present.

3.11	Compulsory Acquisition

(a)	Intention of BHP Billiton

BHP Billiton may compulsorily acquire all remaining WMC Shares under Part 6A.1 of the Corporations Act if, by the end of the Offer Period, BHP Billiton and its associates have a relevant interest in at least 90% of the WMC Shares and have acquired 75% of the WMC Shares which BHP Billiton offered to acquire under the Offer.

BHP Billiton has stated in section 17.2 of its Bidder’s Statement that it intends to compulsorily acquire the remaining WMC Shares if it becomes entitled to do so.

Compulsory acquisition is commenced by lodging a compulsory acquisition notice with ASIC and sending the notice to ASX and all remaining WMC Shareholders who did not accept BHP Billiton’s Offer.

(b)	WMC Shares Issued upon Exercise of WMC Options

BHP Billiton’s Offer does not apply to WMC Options. However, BHP Billiton’s Offer does extend to WMC Shares that are issued on the exercise of WMC Options during the period from the Register Date to the end of the Offer Period.

If BHP Billiton becomes entitled to proceed to compulsory acquisition and does so, BHP Billiton must (under the Corporations Act) acquire the WMC Shares which are issued, on exercise of WMC Options, before the end of the Offer Period.

BHP Billiton also intends to compulsorily acquire WMC Shares that are issued, on exercise of WMC Options, after the end of the Offer Period where the WMC Shares have been issued:

•	before the compulsory acquisition notice is issued; or

•	within six weeks after the compulsory acquisition notice is issued.

(c)	WMC Options

BHP Billiton intends to compulsorily acquire outstanding WMC Options if it becomes entitled to do so under the Corporations Act, or to have WMC procure the cancellation of the outstanding WMC Options, at a price equal to the Offer Price less the exercise price for those options.

If BHP Billiton and its associates achieve a relevant interest in at least 90% of all WMC Shares on issue by the end of the Offer Period, WMC Optionholders will have the right to have their WMC Options acquired by BHP Billiton for fair value under Part 6A.1 of the Corporations Act.

(d)	Statutory Rights to Challenge Compulsory Acquisition

WMC Shareholders and WMC Optionholders have statutory rights to challenge compulsory acquisition, but if BHP Billiton establishes to the satisfaction of a court that the consideration being offered for the securities represents fair value, the court must approve the compulsory acquisition on those terms.

(e)	Timing of Payment

If WMC Shares or WMC Options are compulsorily acquired, the relevant WMC Shareholders and WMC Optionholders are likely to receive payment approximately six weeks after the compulsory acquisition notice is issued by BHP Billiton.

4.	Other Information

4.1	Details of Directors

The Directors of WMC as at the date of this Target’s Statement are:

Name	Position
Mr Tommie C-E Bergman	Chairman

Mr Andrew G Michelmore	Chief Executive Officer

Mr Alan K Dundas	Executive Director

Professor Adrienne E Clarke AC	Non-Executive Director

Mr Peter J Knight	Non-Executive Director

Mr Graeme W McGregor AO	Non-Executive Director

Mr David E Meiklejohn	Non-Executive Director

Mr G John Pizzey	Non-Executive Director

Mr Ian E Webber AO	Non-Executive Director

4.2	Your Directors’ Recommendation and Intentions

In assessing BHP Billiton’s Offer, your Directors have had regard to a number of considerations, including the information set out in the BHP Billiton Bidder’s Statement and, in particular, the conditions attaching to BHP Billiton’s Offer (summarised in section 3.2).

Based on this assessment, and for the reasons set out on pages 3 and 4 of this Target’s Statement, it is the unanimous recommendation of your Directors that WMC Shareholders ACCEPT BHP Billiton’s Offer in the absence of a superior proposal.

In considering whether to accept BHP Billiton’s Offer, your Directors encourage you to:

•	read the whole of this Target’s Statement;

•	have regard to your individual risk profile, portfolio strategy, tax position and financial circumstances;

•	ensure that you understand the consequences of accepting BHP Billiton’s Offer, as noted in this Target’s Statement;

•	consider the alternatives noted in section 1; and

•	obtain financial advice from your broker or financial adviser on the Offer and obtain taxation advice on the effect of accepting the Offer.

Each of your Directors intends to accept BHP Billiton’s Offer for all WMC Shares held by them or in which they have a relevant interest, in the absence of a superior proposal.

4.3	Interests of Directors

(a)	Interests in Securities of WMC

The number, description and amount of marketable securities of WMC in which each Director has a relevant interest are as follows:

Director	WMC Shares	WMC Options
Mr Tommie C-E Bergman	60,000	—

Mr Andrew G Michelmore	556,128	230,000

Mr Alan K Dundas	311,284	182,000

Professor Adrienne E Clarke	5,239	—

Mr Peter J Knight	6,109	—

Mr Graeme W McGregor	5,235	—

Mr David E Meiklejohn	5,000	—

Mr G John Pizzey	11,290	—

Mr Ian E Webber	20,000	—

(b)	Dealings in Securities of WMC

Except as set out below, in the four months immediately preceding 29 March 2005, being the date of BHP Billiton’s Offer, no Director provided or agreed to provide, or received or agreed to receive, consideration for any marketable securities of WMC under a sale, purchase or agreement for sale or purchase of such securities.

On 20 December 2004, the following Directors acquired WMC Shares as a result of the exercise of WMC Options at an exercise price of A$3.90 per option:

Director	WMC Shares acquired
Mr Andrew G Michelmore	50,000

Mr Alan K Dundas	20,000

On 11 January 2005, the following Directors acquired WMC Shares under the terms of WMC’s Executive Share Plan:

Director	WMC Shares acquired
Mr Andrew G Michelmore	154,146

Mr Alan K Dundas	68,127

(c)	Interests in Securities of BHP Billiton

Except as set out below, none of the Directors has any relevant interest in any marketable securities of BHP Billiton Lonsdale or either BHP Billiton Parent.

The following Directors have the following relevant interests in shares in BHP Billiton Limited:

Director	BHP Billiton Limited shares
Mr Andrew G Michelmore	7,000

Mr Graeme W McGregor	510,569

Mr David E Meiklejohn	6,372

Mr G John Pizzey	16,500

(d)	Dealings in Securities of BHP Billiton

Except as set out below, in the four months immediately preceding 29 March 2005, being the date of BHP Billiton’s Offer, no Director provided or agreed to provide, or received or agreed to receive, consideration for any marketable securities of BHP Billiton Lonsdale or either BHP Billiton Parent under a sale, purchase or agreement for sale or purchase of such securities.

On 30 November 2004, Mr Pizzey acquired (through his family superannuation fund) a relevant interest in 16,500 ordinary shares in BHP Billiton Limited at A$15.17 per share.

(e)	Conditional Agreements

No Director is party to any agreement or arrangement with any other person in connection with or conditional on the outcome of BHP Billiton’s Offer.

(f)	Contracts with BHP Billiton

No Director has any interest in any contract entered into by BHP Billiton Lonsdale or either BHP Billiton Parent.

(g)	Payments and Benefits

No benefit (other than a benefit permitted by section 200F or 200G of the Corporations Act) will or may be given to a Director:

•	in connection with their retirement from office in WMC or a related body corporate of WMC; or

•	in connection with the transfer of the whole or any part of the undertaking or property of WMC.

4.4	Potential Impact of BHP Billiton’s Offer on WMC’s Material Contracts

WMC is not, after due inquiry, aware of any financing arrangement, or any other contract, that has been entered into by WMC or a Related Entity of WMC, which WMC considers to be material in the context of WMC or the WMC Group taken as whole, that contains a change of control provision which may be triggered if BHP Billiton acquires WMC Shares as a result of the Offer. Such a trigger would be relevant to one of the conditions of BHP Billiton’s Offer (see section 3.3(c)).

Although WMC and various of its Related Entities have entered into contracts that contain change of control provisions which may be triggered if BHP Billiton acquires WMC Shares as a result of the Offer, WMC does not consider any of those contracts to be material in the context of WMC or the WMC Group taken as a whole.

4.5	Deed of Undertaking

(a)	Overview

On 8 March 2005, WMC entered into a Deed of Undertaking with BHP Billiton Limited, which contains the principles governing the relationship between WMC and BHP Billiton in relation to BHP Billiton’s Offer.

Under the Deed of Undertaking, BHP Billiton Limited agreed to make, or procure that a wholly-owned subsidiary made, BHP Billiton’s Offer on certain agreed terms. The consideration BHP Billiton was required under the Deed of Undertaking to offer WMC Shareholders was A$7.85 cash per WMC Share, which is the Offer Price. The Deed of Undertaking also set out the permitted conditions of BHP Billiton’s Offer, which are those contained in section 5.1 of the BHP Billiton Bidder’s Statement.

(b)	Break Fee

In order to secure the making of BHP Billiton’s Offer, WMC undertook under the Deed of Undertaking to pay BHP Billiton A$92 million (plus any GST) (break fee amount) if:

(i) the following occur:

•	before the end of the Offer Period, a Competing Proposal is announced or open for acceptance; and

•	a person acquires an interest in all or a substantial part of the assets of WMC or a relevant interest in more than 50% of the WMC Shares under that Competing Proposal, or WMC enters into an agreement to operate under a dual listed company, or similar, structure; and

•	in the case of a Competing Proposal that is a takeover bid made under Chapter 6 of the Corporations Act, the Competing Proposal becomes free from any defeating conditions either before or after the end of the offer period under the Competing Proposal; or

(ii) any Director does not recommend BHP Billiton’s Offer or withdraws or adversely modifies an earlier recommendation or recommends a Competing Proposal (or announces an intention to do any of the foregoing);

(iii) WMC or any of its Directors does (or omits to do) anything (whether or not it may be permitted by the terms of the Deed of Undertaking) which results in any of the conditions of BHP Billiton’s Offer being breached and BHP Billiton does not declare its Offer free of the breached condition (which BHP Billiton is under no obligation to do); or

(iv) WMC breaches its exclusivity and non-solicitation obligations under the Deed of Undertaking (see section 4.5(d)).

For the purposes of the Deed of Undertaking, a Competing Proposal is any proposal (including a scheme of arrangement) or offer that would if completed substantially in accordance with its terms, result in:

(i) any person other than BHP Billiton acquiring:

•	an interest in all or a substantial part of the assets of WMC, including an interest in Olympic Dam, WMC’s nickel operations or the Corridor Sands project; or

•	a relevant interest in more than 50% of the WMC Shares; or

(ii) WMC and another person operating under a dual listed company, or similar, structure.

If BHP Billiton does not acquire beneficial ownership of 50.1% or more of the WMC Shares and accepts a Competing Proposal in respect of any WMC Shares acquired after the date of the Deed of Undertaking or otherwise disposes of any such WMC Shares, then any profit for BHP Billiton on such disposal (net of tax payable by BHP Billiton) may be offset against the break fee amount payable to BHP Billiton.

(c)	Bid Conditions

Under the Deed of Undertaking, WMC agreed not to do (or omit to do) anything which would, or be likely to, result in any of the conditions of BHP Billiton’s Offer being breached. However, this obligation does not prevent WMC or its Directors from taking, or failing to take, action where to do otherwise would, in the reasonable opinion of the WMC Board, constitute a breach of the duties of the Directors of WMC.

BHP Billiton agreed under the Deed of Undertaking to use its best endeavours to ensure satisfaction of the regulatory approval conditions of BHP Billiton’s Offer (sections 5.1(b) to (f) of the BHP Billiton Bidder’s Statement).

(d)	Exclusivity / Non-Solicitation

Under the Deed of Undertaking, WMC agreed, until 6 June 2005, that it will not, and that it will ensure that its employees, officers and (to the extent that it is reasonably able to influence them) its associates, do not and that WMC will not require or request any adviser or agent to:

(i) directly or indirectly solicit, initiate or encourage any inquiries, proposals or discussions regarding any Competing Proposal;

(ii) directly or indirectly participate in any discussions or negotiations regarding a Competing Proposal;

(iii) accept or enter into, or offer to accept or enter into, any agreement, arrangement or understanding regarding a Competing Proposal;

(iv) approve or recommend a Competing Proposal or announce an intention to do so; or

(v) disclose any information about the businesses or affairs of WMC to a third party (other than a government agency) other than in the ordinary course of business or as required under WMC’s existing contractual obligations which have been disclosed by WMC to BHP Billiton and cannot be terminated by WMC.

The above obligations do not, however, prevent any action by WMC or its Directors to respond to any approach by a third party if failure to do so would, in the reasonable opinion of the WMC Board, involve a breach of the duties of the Directors of WMC.

WMC also agreed to immediately notify BHP Billiton of any approach or attempt to initiate discussions or negotiations regarding a Competing Proposal during the period until 6 June 2005.

Under the Deed of Undertaking, WMC also agreed to cease any existing discussions or negotiations relating to any Competing Proposal or any transaction that may reduce the likelihood of the success of BHP Billiton’s Offer. However, this obligation does not prevent WMC or its Directors from taking, or failing to take, action where to do otherwise would, in the reasonable opinion of the WMC Board, constitute a breach of the duties of the Directors of WMC. To the extent it is entitled to do so, WMC agreed to immediately require the return of all confidential information provided to third parties (other than BHP Billiton) as part of its past solicitation of Competing Proposals. See further section 2.5.

These obligations cease where BHP Billiton’s Offer is withdrawn or closes.

4.6	Issued Capital

The only marketable securities that WMC has on issue are WMC Shares and WMC Options. As at 21 March 2005, WMC had 1,174,422,644 WMC Shares and 3,938,050 WMC Options on issue.

WMC also had on issue 69,000 rights granted under Stock Appreciation Plans previously operated by it, although those rights only entitle holders to a cash payment from WMC and are not securities.

4.7	Material Litigation

There is no current litigation of a material nature against any member of the WMC Group and the Directors have no knowledge of any potential material litigation.

4.8	Impact of Offer on WMC Employee Incentive Plans

WMC operates currently, and has in the past operated, a number of employee incentive plans, involving the provision of WMC Shares, or options to subscribe for WMC Shares, or equivalent cash benefits, to employees. Details of those employee incentive plans, and the potential effect of a takeover bid on them, were set out in WMC’s Xstrata Target’s Statement (see section 5.6 of that document).

By way of update to the information set out in its Xstrata Target’s Statement, WMC notes the following.

As at 21 March 2005, 434,304 WMC Shares acquired by employees under the Staff Share Plan remained subject to restrictions on disposal under that Plan. Holders of those WMC Shares may not accept BHP Billiton’s Offer in respect of those WMC Shares for so long as the disposal restrictions remain. However, if BHP Billiton becomes entitled to proceed to compulsory acquisition and does so, BHP Billiton may acquire all of those Shares. The possible compulsory acquisition of WMC Shares is discussed in section 3.11.

As at 21 March 2005, 1,885,498 WMC Shares acquired by employees under the Performance Share Plan and 2,929,058 WMC Shares acquired by employees under the Executive Share Plan remained subject to restrictions on disposal under those Plans. Holders of those WMC Shares may not accept BHP Billiton’s Offer in respect of those WMC Shares for so long as the disposal restrictions remain.

The WMC Board has not yet determined to remove the disposal restrictions applying under the Performance Share Plan and the Executive Share Plan. However, the Board may subsequently decide to remove those restrictions as a result of BHP Billiton’s Offer. If that occurred during the Offer Period, the relevant holders would then be able to accept BHP Billiton’s Offer for the relevant WMC Shares (while BHP Billiton’s Offer remains open) or otherwise deal with their WMC Shares. Otherwise, if BHP Billiton becomes entitled to proceed to compulsory acquisition and does so, BHP Billiton may acquire all of those Shares.

BHP Billiton’s Offer extends to all WMC Shares issued during the Offer Period on exercise of WMC Options.

4.9	Status of Xstrata’s Offer

Xstrata’s Offer has now closed. WMC Shareholders are no longer able to accept Xstrata’s Offer. As at 23 March 2005, Xstrata had received acceptances for 1,291,898 WMC Shares, or approximately 0.11% of WMC’s issued share capital, under Xstrata’s Offer.

4.10	Taxation Consequences of Accepting BHP Billiton’s Offer

The taxation consequences of accepting BHP Billiton’s Offer depend on a number of factors and will vary depending on your particular circumstances.

A general outline of the tax implications for certain Australian resident WMC Shareholders of accepting the Offer is set out in Part E of the BHP Billiton Bidder’s Statement. As the outline is of a general nature only, WMC Shareholders are encouraged to seek their own personal, independent financial and taxation advice as to the taxation implications in their circumstances.

4.11	Information for ADR Holders

Since December 2002, WMC Shares have traded in the United States on the New York Stock Exchange under the trading symbol ‘WMC’ in the form of American Depositary Shares (ADSs) evidenced by American Depositary Receipts (ADRs). Section 20.9 of the BHP Billiton Bidder’s Statement sets out a general overview of information relevant to holders of ADSs/ADRs in connection with BHP Billiton’s Offer.

4.12	Change in Financial Position of WMC Since Last Financial Report

WMC’s last published financial statements are for the twelve months ended 31 December 2004. Except as disclosed in this Target’s Statement and in any announcement made by WMC to ASX since 31 December 2004, the Directors are not aware of any material change to the financial position of WMC since 31 December 2004.

4.13	Consent to Inclusion of Statements

This Target’s Statement includes statements made by, or statements based on statements made by, BHP Billiton Parents, BHP Billiton Lonsdale, Xstrata Capital, Xstrata plc and the Independent Expert. None of those persons has consented to those statements being included in this Target’s Statement. See section 4.15.

4.14	Disclaimers Regarding Responsibility

Each person named in this Target’s Statement as acting in a professional capacity for WMC in relation to BHP Billiton’s Offer:

•	does not make, or purport to make, any statement in this Target’s Statement or any statement on which a statement in this Target’s Statement is based; and

•	to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this Target’s Statement.

The Directors have assumed that, for the purposes of preparing this Target’s Statement, the information in the BHP Billiton Bidder’s Statement is accurate. However, the Directors do not take any responsibility for the contents of the BHP Billiton Bidder’s Statement and are not to be taken as endorsing, in any way, any statements contained in it.

4.15	Publicly Available Information

This Target’s Statement contains statements which are made in, or based on statements made in, documents lodged with ASIC or given to ASX by BHP Billiton, Xstrata Capital or WMC. Those documents are:

•	the BHP Billiton Bidder’s Statement;

•	BHP Billiton’s announcement to ASX on 8 March 2005 in which it publicly announced its intention to make the Offer;

•	the Xstrata Bidder’s Statement; and

•	WMC’s Xstrata Target’s Statement.

As required by ASIC Class Order [CO 01/1543], WMC will make available a copy of these documents (or of relevant extracts from these documents), free of charge, to WMC Shareholders who request it during the Offer Period. To obtain a copy of these documents (or the relevant extracts), WMC Shareholders may telephone the WMC Shareholder Information Line on 1800 067 505 (toll-free within Australia) or +61 3 9415 4198 (from outside Australia).

4.16	No Other Material Information

This Target’s Statement is required to include all the information that WMC Shareholders and their professional advisers would reasonably require to make an informed assessment whether to accept BHP Billiton’s Offer, but:

•	only to the extent to which it is reasonable for WMC Shareholders and their professional advisers to expect to find such information in this Target’s Statement; and

•	only if the information is known to any of the Directors.

The Directors are of the opinion that the information that WMC Shareholders and their professional advisers would reasonably require to make an informed assessment whether to accept BHP Billiton’s Offer is the information contained in:

(a) the BHP Billiton Bidder’s Statement (to the extent that the information is not superseded by information in this Target’s Statement);

(b) WMC’s releases to ASX prior to the date of this Target’s Statement;

(c) this Target’s Statement; and

(d) WMC’s Xstrata Target’s Statement.

5.	Definitions and Interpretation

5.1 Definitions

In this Target’s Statement, unless the context requires otherwise:

A$, $, Australian Dollars or AUD means the lawful currency of Australia.

ACCC means the Australian Competition and Consumer Commission.

ADR means American Depositary Receipt.

ADS means American Depositary Share.

Announcement Date means 8 March 2005, being the date on which BHP Billiton publicly announced its intention to make the Offer.

ASIC means the Australian Securities and Investments Commission.

ASX means Australian Stock Exchange Limited (ABN 98 008 624 691) or, as the context requires, the financial market operated by it.

BHP Billiton means BHP Billiton Lonsdale and/or (as applicable) BHP Billiton Parents.

BHP Billiton Bidder’s Statement or Bidder’s Statement means the bidder’s statement relating to BHP Billiton’s Offer, prepared by BHP Billiton and dated 21 March 2005, together with any subsequent supplementary bidder’s statement issued by BHP Billiton.

BHP Billiton Group means BHP Billiton Parents and their respective Related Entities as at the date of this Target’s Statement.

BHP Billiton Lonsdale means BHP Billiton Lonsdale Investments Pty Ltd (ABN 75 004 346 972).

BHP Billiton’s Offer or Offer means the off-market takeover bid by BHP Billiton for WMC Shares under Chapter 6 of the Corporations Act, as described in the BHP Billiton Bidder’s Statement.

BHP Billiton Parents means BHP Billiton Limited (ABN 49 004 028 077) and BHP Billiton plc (registered in England and Wales).

Corporations Act means the Corporations Act 2001 (Cth).

Deed of Undertaking means the Deed of Undertaking dated 8 March 2005 between BHP Billiton Limited (ABN 49 004 028 077) and WMC.

Director means a member of the WMC Board.

FIRB means the Foreign Investment Review Board.

Hi-Fert means Hi-Fert Pty Limited (ABN 76 008 038 962).

Independent Expert means Grant Samuel & Associates Pty Limited (ABN 28 050 036 372).

Independent Expert’s Report means the report and the related financial services guide prepared by the Independent Expert and included in WMC’s Xstrata Target’s Statement.

Notice of Status of Conditions means BHP Billiton’s notice disclosing the status of the conditions of its Offer which is required to be given under section 630(3) of the Corporations Act.

Offer Period means the period during which BHP Billiton’s Offer remains open for acceptance in accordance with the BHP Billiton Bidder’s Statement.

Offer Price means the consideration offered under BHP Billiton’s Offer for each WMC Share. As at the date of this Target’s Statement, that consideration is A$7.85 for each WMC Share.

Olympic Dam means the WMC Group’s copper and uranium mining and processing operations located in South Australia.

QFO means WMC’s Queensland Fertilizer Operations business.

Register Date means the date set by BHP Billiton under section 633(2) of the Corporations Act, being 7.00pm (Melbourne time) on 21 March 2005.

Related Entity means, in relation to a person, any entity which is related to that person within the meaning of section 50 of the Corporations Act or which is in an economic entity (as defined in any approved Australian Accounting Standard) that is controlled by that person.

reserve is the economically mineable part of a measured or indicated mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined.

Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore reserves are sub-divided in order of increasing confidence into probable ore reserves and proved ore reserves. resource is a concentration or occurrence of material of intrinsic economic interest in or on the Earth’s crust in such form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories.

Target’s Statement means this document, being the statement of WMC under Part 6.5 of the Corporations Act relating to BHP Billiton’s Offer.

WMC or Company means WMC Resources Ltd (ABN 76 004 184 598) and/or (as applicable) its Related Entities.

WMC Board or Board means the board of directors of WMC.

WMC Group means WMC and its Related Entities as at the date of this Target’s Statement.

WMC Option Plan means each of:

(a) the ‘WMC Resources Option Plan’, the terms and conditions of which are set out in the scheme of arrangement under Part 5.1 of the Corporations Act between WMC Limited (ABN 85 004 820 419) (now Alumina Limited) and holders of options to subscribe for ordinary shares in that company implemented on 11 December 2002; and

(b) the ‘WMC Resources 2002 Option Plan’, promulgated by WMC in December 2002.

WMC Optionholder means a person registered in the register of optionholders of WMC as a holder of one or more WMC Options.

WMC Options means options to subscribe for WMC Shares issued under a WMC Option Plan which are on issue at the Register Date.

WMC Shareholder means a person registered in the register of members of WMC as a holder of one or more WMC Shares.

WMC Shares or Shares means fully paid ordinary shares in the capital of WMC.

Xstrata means Xstrata Capital and/or (as applicable) Xstrata plc.

Xstrata Bidder’s Statement means the replacement bidder’s statement relating to Xstrata’s Offer, prepared by Xstrata and dated 16 December 2004, as supplemented by the second supplementary bidder’s statement dated 7 February 2005, the third supplementary bidder’s statement dated 16 February 2005, the fourth supplementary bidder’s statement dated 3 March 2005 and the fifth supplementary bidder’s statement dated 7 March 2005.

Xstrata Capital means Xstrata Capital Holdings Pty Limited (ACN 111 756 337), a wholly-owned subsidiary of Xstrata plc.

Xstrata Target’s Statement means the target’s statement prepared by WMC in response to Xstrata’s Offer and dated 4 January 2005, as supplemented by the first supplementary target’s statement dated 2 February 2005, the second supplementary target’s statement dated 14 February 2005 and the third supplementary target’s statement dated 11 March 2005.

Xstrata’s Offer means the off-market takeover bid previously made by Xstrata for WMC Shares under Chapter 6 of the Corporations Act, as described in the Xstrata Bidder’s Statement.

5.2	Interpretation

In this Target’s Statement, unless the context requires otherwise.

(a) Headings are for convenience only and do not affect interpretation.

(b) The singular includes the plural and conversely.

(c) A reference to a section is to a section of this Target’s Statement.

(d) A gender includes all genders.

(e) Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(f) A reference to a person, corporation, trust, partnership, unincorporated body or association or other entity includes any of them.

(g) A reference to a person includes a reference to the person’s executors, administrators, successors, substitutes (including persons taking by novation) and assigns.

(h) A reference to any legislation or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it and all regulations and statutory instruments issued under it.

(i) A reference to any instrument or document includes any variation or replacement of it.

(j) A term not specifically defined in this Target’s Statement has the meaning given to it in the Corporations Act.

6.	Approval of Target’s Statement

This Target’s Statement has been approved by a resolution of the Directors of WMC Resources Ltd.

Dated 29 March 2005.

Signed on behalf of WMC Resources Ltd:

Andrew G Michelmore
Director

Corporate Directory

WMC Resources Ltd

ABN 76 004 184 598

Officers

Mr Tommie C-E Bergman – Chairman

Mr Andrew G Michelmore – Chief Executive Officer

Mr Alan K Dundas – Executive Director

Professor Adrienne E Clarke AC – Non-Executive Director

Mr Peter J Knight – Non-Executive Director

Mr Graeme W McGregor AO – Non-Executive Director

Mr David E Meiklejohn – Non-Executive Director

Mr G John Pizzey – Non-Executive Director

Mr Ian E Webber AO – Non-Executive Director

Mr Peter J Horton – Company Secretary

Registered Office

IBM Centre

Level 16

60 City Road

Southbank Vic 3006

Australia

WMC Share Registry

ASX Perpetual Registrars Limited

Level 4, 333 Collins Street

Melbourne Vic 3000

Australia

Tel: +61 3 9615 9356

Fax: +61 3 9615 9900

Legal Adviser

Allens Arthur Robinson

Stock Exchange Centre

Level 27, 530 Collins Street

Melbourne Vic 3000

Australia

Financial Advisers

UBS AG

Stock Exchange Centre

Level 8, 530 Collins Street

Melbourne Vic 3000

Australia

Citigroup Global Markets Australia Pty Limited

Level 40

2 Park Street

Sydney NSW 2000

Australia

Auditor

PricewaterhouseCoopers

Level 14

333 Collins Street

Melbourne Vic 3000

Australia

Investigating Accountant

PricewaterhouseCoopers Securities Ltd

Level 14

333 Collins Street

Melbourne Vic 3000

Australia

WMC Shareholder Information Line

If you have any questions in relation to BHP Billiton’s Offer, please call the WMC Shareholder Information Line on the following numbers:

Within Australia:                     1800 067 505 (toll-free)

Outside Australia:      +61 3 9415 4198

Please note that, as required by the Corporations Act, calls to these numbers will be recorded.

This report on Form 6-K includes the WMC Resources Ltd Target Statement released on March 29, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

WMC RESOURCES LTD

By:	/s/ Peter Horton

Name:	Peter Horton

Title:	Company Secretary

Date:	March 30, 2005